DC

No Act
P.E. 12-4-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043115

January 12, 2007

Kenneth L. Wagner
Associate General Counsel
Bank of America Corporation
NC1-002-29-01
101 S. Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/12/2007

Re: Bank of America Corporation
Incoming letter dated December 4, 2006

Dear Mr. Wagner:

This is in response to your letter dated December 4, 2006 concerning the shareholder proposal submitted to Bank of America by Joe D. Ramsey, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECEIVED
JAN 24 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Joe D. Ramsey, Jr.
224 Lodge Rd.
Fort Mill, SC 29715

PROCESSED

FEB 06 2007

THOMSON
FINANCIAL

1085917

KENNETH L. WAGNER
Associate General Counsel
Legal Department

RECEIVED
2006 DEC -5 PM 3:32

Bank of America

December 4, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Joe D. Ramsey, Jr.

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal and supporting statement on October 23, 2006 (the "Proposal") from Joe D. Ramsey, Jr. for inclusion in the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2007 Annual Meeting.

Tel: 704.386.9036 Fax: 704.719.0843
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

Recycled Paper

SUMMARY OF PROPOSAL

The Proposal requests that the Board of Directors "amend the company's governance documents to establish that the Board of Directors is to consist of nine members."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(8) and Rule 14a-8(i)(9). The Proposal may be excluded pursuant to Rule 14a-8(i)(8) because it relates to an election of directors. In addition, the Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it conflicts with the Corporation's proposal to be submitted to stockholders at the same meeting.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(8) because it relates to an election of directors.

Rule 14a-8(i)(8) permits the exclusion of a proposal which relates to an election of directors. The Division has interpreted Rule 14a-8(i)(8) to permit the exclusion of a proposal that could be used to seek the defeat of a current director or current nominee. In addition, proposals that would disqualify nominees for director at an upcoming annual meeting have been found to be excludable. *See Peabody Energy Corporation* (March 4, 2005). Rule 14a-8(c)(8), the predecessor rule to Rule 14a-8(i)(8), has been interpreted to permit the exclusion of proposals to reduce the number of directors. *See Storage Technology Corporation* (February 29, 1996) (permitting the exclusion of a proposal, as drafted, requesting that the company reduce the number of directors from thirteen to seven); *North Fork Bancorporation, Inc.* (March 25, 1992) (permitting the exclusion of a proposal, as drafted, requesting that the company reduce the number of directors from eighteen to seven); and *Tylan Corporation* (September 25, 1987) (permitting the exclusion of a proposal seeking to reduce the size of the board).

All of the Corporation's directors are nominated for election on an annual basis. At the 2007 Annual Meeting, seventeen directors are expected be nominated for election. The Proposal would permit a maximum of nine directors—eight less directors than the Corporation expects to nominate. Accordingly, since the Proposal would disqualify many of the nominees to be proposed by the Corporation's Board to be elected at 2007 Annual Meeting, it relates to an election to office and thus is excludable under Rule 14a-8(i)(8).

2. The Corporation may omit the Proposal under Rule 14a-8(i)(9) because it directly conflicts with one of the Corporation's proposals to be submitted to stockholders at the same meeting.

Rule 14a-8(i)(9) permits the exclusion of a proposal that directly conflicts with one of the company's proposals to be submitted to stockholders at the same meeting. *See Gyrodyne Company of America, Inc.* (October 31, 2005); and *Storage Technology Corporation* (February 29, 1996). As noted above, at the 2007 Annual Meeting, the Corporation is expected to submit a proposal for the nomination of seventeen directors for election to its Board of Directors. The Proposal would permit a maximum of nine directors, eight less directors than the Corporation expects to nominate. If both the Proposal and the Corporation's proposal were approved, it would yield conflicting mandates and would be impossible to implement both. Accordingly, the Proposal directly conflicts with the Corporation's proposal to nominate seventeen directors at the 2007 Annual Meeting and thus is excludable under Rule 14a-8(i)(9).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
Joe D. Ramsey, Jr.

EXHIBIT A

224 Lodge Rd.
Fort Mill, SC 29715
Phone 803-/548-5910
October 19, 2006

Bank of America
Attention: Corporate Secretary
101 South Tryon St, NC1-002-29-01
Charlotte, NC 28255

Dear Sir:

I would like to submit the following stockholder proposal for the 2007 annual meeting. I own 10,000 shares of common stock as shown by the attached letter.

Resolved: That the shareholders of Bank of America Corporation hereby request that the Board of Directors amend the company's governance documents to establish that the Board of Directors is to consist of nine members.

Stockholder's statement supporting the above:

The Board of Directors has grown to 18 members. Part of this growth has been the addition of Directors each time another company has been acquired. An effective board should consist of no more than nine directors.

A reduction in the number of Board members will result in an annual savings in excess of two million dollars per year.

Sincerely,

Joe D. Ramsey, Jr.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 4, 2006

The proposal requests that the board amend the company's governance documents to establish that the board consists of nine members.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(8) to the extent that implementation of the proposal may disqualify nominees for directors at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal were revised so that it applied only to the election of directors at meetings subsequent to the 2007 annual meeting. Accordingly, unless the proponent provides Bank of America with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual meeting include a proposal sponsored by Bank of America seeking election for seventeen nominees to your board of directors. You also represent that the proposal has terms and conditions that conflict with those set forth in Bank of America's proposal. It appears, however, that this defect could be cured if the proposal were revised so that it applied only to the election of directors at meetings subsequent to the 2007 annual meeting. Accordingly, unless the proponent provides Bank of America with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Greg Belliston

Gregory S. Belliston
Attorney-Adviser